UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Rent-A-Wreck of America, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   760098-10-3
                                 --------------
                                 (CUSIP Number)

                                 David Schwartz
                            12333 West Pico Boulevard
                          Los Angeles, California 90064
                                  310-478-0676
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                             Walter J. Skipper, Esq.
                               Quarles & Brady LLP
                            411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                  (414)277-5000

                                November 23, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A
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CUSIP NO. 760098-10-3                                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Schwartz
    ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     465,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       465,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    465,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          PAGE 3 OF 5 PAGES
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ITEM 1. SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

     Rent-A-Wreck of America, Inc. (the "Company")
     10324 South Dolfield Road
     Owings Mills, Maryland  21117

Title of Security to which this statement relates:

     Common Stock, $.01 par value ("Common Stock")

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c). This Amendment No. 2 to Schedule 13D is filed on behalf of David Schwartz, an individual with a business address of 12333 West Pico Boulevard, Los Angeles, California 90064. Mr. Schwartz is an investor and operator of a Company franchise in Los Angeles, California.

     (d) and (e). During the last five years Mr. Schwartz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Mr. Schwartz is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable. This Amendment is to report the sale of 400,000 shares of Common Stock to the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Pursuant to a Stock Purchase Agreement, Mr. Schwartz sold 400,000 shares of Common Stock to the Company for $790,000 on November 23, 1999.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). As reported in the original Schedule 13D, Mr. Schwartz acquired shares of Common Stock over which he holds voting and dispositive control. 830,000 of 865,000 were pledged to a third party bank and that pledge has been canceled and Mr. Schwartz has voting and dispositive control. From time to time, as conditions merit, Mr. Schwartz may gift or sell shares.

     (c). Except for the execution and delivery of the Stock Purchase Agreement and the sale of 400,000 shares of Common Stock, there have been no transactions by Mr. Schwartz with respect to the Company Common Stock during the 60 days preceding the date of this Schedule 13D.

     (d). Not Applicable.

                                  SCHEDULE 13D/A
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CUSIP NO. 760098-10-3                                          PAGE 4 OF 5 PAGES
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     (e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the Stock Purchase Agreement (described in Item 4 above), which is incorporated by reference in this Amendment No. 2 to Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Schwartz and any other person with respect to any securities of Rent-A-Wreck of America, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    Stock Purchase Agreement, dated November 17, 1999 and consummated November 23, 1999 (described in Item 4 above), is incorporated by reference.

                                  SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 15, 1999

                                        DAVID SCHWARTZ


                                        /s/ David Schwartz
                                        ----------------------------------------